EXHIBIT 12.01

El Paso Electric Company
Computation of Ratios of Earnings to Fixed Charges
(Dollars in Thousands)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings from Continuing
Operations (a)	$116,813	$132,516	$132,238	$137,825	$157,247
Fixed Charges (b)
Interest charges	67,164	60,278	59,066	55,822	55,104
Interest portion of rent expense	857	829	823	939	908
Total Fixed Charges	68,021	61,107	59,889	56,761	56,012
Capitalized Interest	(22,544)	(28,122)	(21,362)	(20,312)	(18,186)
Earnings (c)	$162,290	$165,501	$170,765	$174,274	$195,073
Ratio of Earnings to Fixed Charges	2.4	2.7	2.9	3.1	3.5
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(a) Earnings from continuing operations consist of income from continuing operations before income taxes, extraordinary item and cumulative effects of accounting changes.
(b) Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense and the estimated portion of rental expense that represents an interest factor.
(c) Earnings consist of earnings from continuing operations and fixed charges less AFUDC and capitalized interest.